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Management's Discussion and Analysis
for the three and six months ended June 30, 2008

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its subsidiaries as of August 11, 2008, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the three-month and six-month periods ended June 30, 2008. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2008.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in the "Risk Analysis" section and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of the asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	423,194	439,783	(16,589)	(4%	)	754,978	829,177	(74,199)	(9%	)
Sold(b)	330,633	438,549	(107,916)	(25%	)	687,497	816,716	(129,219)	(16%	)
Attributable gold equivalent ounces(a)
Produced(b)	406,032	439,783	(33,751)	(8%	)	737,816	829,177	(91,361)	(11%	)
Sold(b)	330,633	438,549	(107,916)	(25%	)	687,497	816,716	(129,219)	(16%	)
Financial Highlights
Metal sales	$298.7	$290.1	$8.6	3%		$628.9	$535.8	$93.1	17%
Cost of sales(c)	$154.2	$152.5	$1.7	1%		$322.5	$276.6	$45.9	17%
Accretion and reclamation expense	$4.4	$3.0	$1.4	47%		$8.6	$6.0	$2.6	43%
Depreciation, depletion and amortization	$37.5	$36.4	$1.1	3%		$75.3	$66.7	$8.6	13%
Operating earnings	$74.8	$64.2	$10.6	17%		$156.6	$123.2	$33.4	27%
Net earnings	$26.0	$53.0	$(27.0)	(51%	)	$96.9	$121.5	$(24.6)	(20%	)
Basic earnings per share	$0.04	$0.09	$(0.05)	(56%	)	$0.16	$0.24	$(0.08)	(33%	)
Diluted earnings per share	$0.04	$0.09	$(0.05)	(56%	)	$0.16	$0.23	$(0.07)	(30%	)
Cash flow from (for) operating activities	$(39.7)	$94.5	$(134.2)	(142%	)	$36.6	$184.7	$(148.1)	(80%	)
Average realized gold price per ounce	$903	$662	$241	36%		$916	$656	$260	40%
Cost of sales per equivalent ounce sold(d)	$466	$348	$118	34%		$469	$339	$130	38%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%)
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2008 was 52.17:1, compared with 50.03:1 for the second quarter of 2007, and for the first six months of 2008 was 52.37:1, compared with 49.49:1 for the first six months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

2.     Impact of Key Economic Trends

        Kinross' 2007 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2007 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the second quarter of 2008 based on the London PM Fix gold price was $896 per ounce, ranging in price from a low of $853 per ounce to a high of $946 per ounce. The average market price of gold during the first six months of 2008 based on the London PM Fix gold price was $910 per ounce, ranging from a low of $853 per ounce to a high of $1,011 per ounce. These prices compare favourably with an average of $667 per ounce during the second quarter of 2007 and $658 per ounce in the first six months of 2007. The Company realized an average price of $903 per ounce in the second quarter of 2008 and $916 per ounce in the first six months of 2008. This compares to a realized average price of $662 per ounce in the second quarter of 2007 and $656 per ounce in the first six months of 2007.

Foreign currencies

        The Company's non-U.S. operations, which are located in Brazil, Chile and the Russian Federation, have a portion of their operating costs and capital expenditures denominated in their respective local currencies. In the second quarter of 2008, the average exchange rate for the Chilean peso, Brazilian real and Russian rouble all appreciated in value against the U.S. dollar by 11%, 16% and 9%, respectively, compared to the second quarter of 2007. For the first six months of 2008, the average exchange rate for the Chilean peso, Brazilian real and Russian rouble all appreciated in value against the U.S. dollar by 12%, 17% and 8%, respectively, compared to the first six months of 2007.

Inflationary cost pressures

        Rising development and operating costs with respect to labour, energy and consumables continues to negatively impact the Company's profitability. Mining is an energy intensive activity, especially open pit mining, so energy prices can have a significant impact on financial results. All operations experienced higher fuel costs in the second quarter and first six months of 2008 as compared to the same periods in 2007. Electricity prices have also increased as demand continues to increase for diesel fuel, coal and natural gas, which is used to drive electric generators.

3.     Outlook

        The Company expects 2008 production to grow to approximately 1.8 million to 1.9 million gold equivalent ounces (previously 1.9 to 2.0 million gold equivalent ounces) and to 2.4 million to 2.5 million gold equivalent ounces (previously 2.5 to 2.6 million gold equivalent ounces) in 2009.

        Projects currently underway are the Paracatu and Fort Knox expansion projects, and the Kettle River — Buckhorn mine. Total capital expenditures in 2008 are expected to be approximately $752 million.

        Exploration and business development is expected to be approximately $60 million. The Company anticipates that reclamation spending will be approximately $13 million.

        General and Administrative expenses are expected to be approximately $95 million.

        It is expected that the Company's existing cash balances, which includes the proceeds on the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities will be sufficient to fund operations, exploration, capital and reclamation programs over the next twelve months.

4.     Developments

Acquisition of Aurelian

        Kinross and Aurelian Resources Inc. (Aurelian) announced on July 24, 2008 that their respective Boards of Directors have approved a friendly offer by Kinross to acquire 100% of the outstanding common shares of Aurelian and that they have signed a Support Agreement pursuant to which Aurelian's Board of Directors has unanimously agreed to support the Kinross offer. For each Aurelian common share, Kinross will offer 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants will have an exercise price of $32.00 per Kinross common share and will expire five years after the date on which Kinross first takes up and pays for Aurelian common shares tendered to the offer. Kinross expects to issue approximately 47 million common shares pursuant to the transaction (assuming exercise of all in-the-money Aurelian options and excluding any shares issuable upon exercise of the Kinross warrants), representing approximately 8% of Kinross' current outstanding common shares. The Board of Directors of Aurelian, after receiving the recommendation of a special committee of independent directors created by Aurelian to oversee the transaction process, has unanimously determined that the Kinross offer is in the best interests of Aurelian's shareholders, and has unanimously recommended that the Aurelian shareholders tender their common shares to the offer. The directors and senior officers of Aurelian have entered into lock-up agreements with Kinross and have agreed to tender all of their Aurelian common shares to the offer. The offer remains open until 6:00 p.m. (Toronto time) on September 3, 2008 unless extended by Kinross. Kinross also completed the purchase of 15 million Aurelian shares on a private placement basis at a total subscription price of C$71.25 million, representing approximately 9.9% of the outstanding Aurelian shares. The private placement closed on July 28, 2008. The Company would account for the transaction as an asset purchase.

Disposal of Julietta

        Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, has entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has agreed to purchase all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema acquisition on February 27, 2007. The purchase price is $20.0 million. Arian will receive an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production levels which have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. As a result of this transaction, the Company's interest in Julietta has been classified as assets held for sale. The transaction is expected to close by the end of August 2008.

Hammond Reef Project Interest

        Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring C$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to C$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest.

Acquisition of Louisiana Land and Exploration Company Royalty

        A royalty payment known as the Louisiana Land and Exploration Company Royalty (LL&E Royalty) applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalty payments total $60.0 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

Disposal of Kubaka

        On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition in the first quarter of 2008.

Project Updates

Kupol project

        At the Kupol mine in the Russian Federation, ore processing began in May as part of the commissioning process, and the first bar of gold was poured during that month. Upon completion of the commissioning process, a Compliance Certificate for the completed Kupol mining facilities is expected to be issued by the Russian Federation authorities. In June, mill throughput increased faster than expected as the mill ramp-up proceeded. Ore grade from the high grade stockpile has been higher than expected, with gold grade averaging approximately 36.55 grams per tonne in June, and 26.12 grams per tonne in July. Kinross' share of Kupol's production was 51,487 gold equivalent ounces of gold in June. Due to logistics, and the time required to refine the material, none of the gold and silver produced in the second quarter was sold. As a producing mine, Kupol will now be treated as an operating segment of the Company.

Paracatu expansion

        Commissioning of the Paracatu expansion began on schedule in July 2008. The primary crusher and overland conveyor have been fully commissioned with ore being crushed and placed in the crushed ore stockpile. Commissioning of the grinding circuit and flotation circuits will be initiated within the next week. Supporting circuits are in the process of commissioning. Mining equipment is in full operation and the workforce has been fully trained.

        The Company's original expectation was that the expansion project would reach full production in October. Based on the current estimate of the commissioning and ramp-up period, we expect to produce first gold in September, and to reach full production in December 2008. Work will proceed in September, as originally scheduled, to complete installation of a second ball mill and a second line of flotation cells.

        The Company intends to provide a total capital amount for the project once commissioning is complete, which is expected to be in the range of 5% to 10% over the project budget, depending on final costs and foreign exchange rates.

Kettle River — Buckhorn project

        Construction of surface facilities at the Buckhorn mine project is complete. Construction of the access road to the mine is more than 98% complete and is expected to be fully complete by the end of August, with final inspection from the U.S. Forest Service expected in September. Mine development work has continued, with the focus divided between the upper and main portals. Milling refurbishment activities are on track to initiate operation on schedule in October 2008.

        Kinross has all permits and authorizations necessary to complete development and initiate commercial mining operations at Buckhorn. Project opponents appealed certain of these permits and authorizations in 2006 and 2007. In April of 2008, Kinross reached a settlement agreement with project opponents pursuant to which all of these appeals have been dismissed with prejudice. The settlement terms primarily focus on environmental monitoring and mitigation measures, and in the funding of additional wetland, habitat and fisheries restoration and improvement projects in the Okanogan Highlands.

Fort Knox Project

        Construction of the heap leach project pad is advancing, with construction approximately 57% complete. Delays have been encountered in the placement of the leach pad liner due to unseasonably wet weather conditions. Foundations for the carbon-in-column plant have been poured, with steel and equipment erection work under contract. Kinross has accelerated the schedule of the Fort Knox project in order to bring additional ounces expected from the project into production sooner. Based on the revised schedule, production from the project is now expected to begin in mid-2009 instead of the end of 2009. The accelerated schedule will result in the Company advancing approximately $35 million of capital expenditures from 2009 to 2008. The total expected capital expenditure for 2008 and 2009 remains unchanged at $175 million.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per share amounts)
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	423,194	439,783	(16,589)	(4%	)	754,978	829,177	(74,199)	(9%	)
Sold(b)	330,633	438,549	(107,916)	(25%	)	687,497	816,716	(129,219)	(16%	)
Attributable gold equivalent ounces(a)
Produced(b)	406,032	439,783	(33,751)	(8%	)	737,816	829,177	(91,361)	(11%	)
Sold(b)	330,633	438,549	(107,916)	(25%	)	687,497	816,716	(129,219)	(16%	)
Gold ounces — sold	297,523	377,915	(80,392)	(21%	)	602,699	705,650	(102,951)	(15%	)
Silver ounces — sold	307,931	286,023	21,908	8%		516,019	586,380	(70,361)	(12%	)
Average realized gold price ($/ounce)	$903	$662	$241	36%		$916	$656	$260	40%
Financial Data
Metal sales	$298.7	$290.1	$8.6	3%		$628.9	$535.8	$93.1	17%
Cost of sales(c)	$154.2	$152.5	$1.7	1%		$322.5	$276.6	$45.9	17%
Accretion and reclamation expense	$4.4	$3.0	$1.4	47%		$8.6	$6.0	$2.6	43%
Depreciation, depletion and amortization	$37.5	$36.4	$1.1	3%		$75.3	$66.7	$8.6	13%
Operating earnings	$74.8	$64.2	$10.6	17%		$156.6	$123.2	$33.4	27%
Net earnings	$26.0	$53.0	$(27.0)	(51%	)	$96.9	$121.5	$(24.6)	(20%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the seond quarter of 2008 was 52.17:1, compared with 50.03:1 for the second quarter of 2007, and for the first six months of 2008 was 52.37:1, compared with 49.49:1 for the first six months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2008 vs. second quarter 2007

        In the second quarter of 2008, Kinross' attributable share of production was 406,032 gold equivalent ounces, down from 439,783 ounces in the second quarter of 2007. The decrease of 33,751 ounces was primarily in respect of the Round Mountain and Fort Knox mines where a lower grade was mined in 2008 compared to 2007. In 2007, gold equivalent ounces produced included 57,723 ounces from PJV and Musselwhite which were sold in December 2007 as part of the asset swap transaction with Goldcorp. During the second quarter of 2008, the Company had the benefit of production of its Kupol mine which went into production June 1, 2008. Kinross' share, as 75% owner, of the Kupol production was 51,487 gold equivalent ounces.

        In the second quarter of 2008, Kinross sold 330,633 gold equivalent ounces, down from 438,549 ounces in the second quarter of 2007. In 2007, gold equivalent ounces sold included 58,428 ounces from PJV and Musselwhite which were sold in December 2007. Production from the Kupol mine will not be sold until the third quarter of 2008. Gold equivalent ounces sold were down at all of our mines except for Paracatu. A portion of the decrease in ounces sold relates to decline in production noted above as well as certain large shipments of finished product which did not occur until the first week of July and will be included in third quarter sales.

        Metal sales increased to $298.7 million in the second quarter of 2008 as compared to $290.1 million in the second quarter of 2007 due to a higher realized gold price, which was mostly offset by the lower number of gold equivalent ounces sold. Cost of sales increased only slightly by $1.7 million. The lower volume of gold equivalent ounces sold resulted in lower cost of sales. However, this was more than offset by 1) higher prices for energy, labour and consumables; and 2) the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar. Although operating earnings for the second quarter of 2008 increased by $10.6 million compared to the same period of the prior year, our net earnings decreased by $27.0 million. This variance is primarily due to the impact of other income and income taxes. With respect to other income, the Company experienced a significant variance with respect to derivative instruments which had a loss of $9.6 million in the second quarter of 2008 compared to income of $16.7 million in the second quarter of 2007. With respect to income and mining taxes, the Company is experiencing higher effective tax rates in 2008 due to foreign exchange and derivative losses which are not deductible for tax purposes and a change in the mix of earnings compared to 2007.

First six months 2008 vs. first six months 2007

        In the first six months of 2008, Kinross' attributable share of production was 737,816 gold equivalent ounces, down from 829,177 ounces in the same period of 2007. The decrease of 91,361 ounces was primarily in respect of the Round Mountain and Fort Knox mines where a lower grade was mined in 2008 compared to 2007. In 2007, gold equivalent ounces produced included 110,553 ounces from PJV and Musselwhite, which were sold in December 2007. Partially offsetting this, the Company had the benefit of production of its Kupol mine which went into production on June 1, 2008. Kinross' share, as 75% owner, of the Kupol production was 51,487 gold equivalent ounces.

        In the first six months of 2008, Kinross sold 687,497 gold equivalent ounces, down from 816,716 ounces in the same period of 2007. In 2007, gold equivalent ounces sold included 108,516 ounces from PJV and Musselwhite. Production from the Kupol mine will not be sold until the third quarter of 2008. Gold equivalent ounces sold were down at Fort Knox, Round Mountain, La Coipa and Crixás. This reduction was partially offset by an increase at Maricunga due to the Bema acquisition and an increase at Fort Knox as 12,000 ounces produced in 2007 were sold in 2008.

        Metal sales increased to $628.9 million in the first six months of 2008 as compared to $535.8 million in the same period of 2007 due to a higher realized gold price, which more than offset the impact of lower gold equivalent ounces sold. Despite lower volumes of sales, cost of sales increased by $45.9 million primarily due to: 1) higher prices for energy, labour and consumables; and 2) the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar. Although operating earnings for the first six months of 2008 increased by $33.4 million compared to the same period of the prior year, net earnings decreased by $24.6 million. This variance is primarily due to the impact of other income and income taxes. With respect to other income, the Company experienced a significant variance with respect to derivative instruments which had significantly lower income in the first six months of 2008 of $12.8 million compared to $43.6 million for the same period of 2007. With respect to income and mining taxes, the Company is experiencing higher effective tax rates in 2008 due to foreign exchange losses which are not deductible for tax purposes, lower derivative gains in 2008 which were not taxable and a change in the mix of earnings compared to 2007.

Operating Earnings (Loss) by Segment

	Three months ended June 30,					Six months ended June 30,
(in millions)	2008	2007	Change	% Change(f)		2008	2007	Change	% Change(f)
Fort Knox	$25.7	$22.1	$3.6	16%		$54.0	$36.9	$17.1	46%
Round Mountain	23.9	27.3	(3.4)	(12%	)	46.4	55.4	(9.0)	(16%	)
Paracatu	32.2	6.7	25.5	381%		47.9	14.7	33.2	226%
La Coipa(a)	11.0	16.3	(5.3)	(33%	)	32.6	32.0	0.6	2%
Maricunga(b)	12.7	11.2	1.5	13%		32.3	17.7	14.6	82%
Crixás	10.0	6.7	3.3	49%		19.8	15.0	4.8	32%
Kupol	(1.2)	—	(1.2)	nm		(2.0)	—	(2.0)	nm
Julietta(c)	(1.9)	(1.6)	(0.3)	(19%	)	(1.4)	(3.1)	1.7	55%
Kettle River	(2.7)	(1.9)	(0.8)	(42%	)	(4.6)	(3.8)	(0.8)	(21%	)
Porcupine Joint Venture	—	3.0	(3.0)	(100%	)	—	7.9	(7.9)	(100%	)
Musselwhite	—	—	—	nm		—	0.2	(0.2)	(100%	)
Other operations(d)	—	(2.0)	2.0	100%		(0.4)	(4.9)	4.5	92%
Corporate(e)	(34.9)	(23.6)	(11.3)	(48%	)	(68.0)	(44.8)	(23.2)	(52%	)

Total	$74.8	$64.2	$10.6	17%		$156.6	$123.2	$33.4	27%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.
(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(d)
Other operations include Kubaka.
(e)
"Corporate" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(f)
"nm" means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,633	4,543	90	2%		11,104	8,804	2,300	26%
Tonnes processed (000's)	3,398	3,323	75	2%		6,493	6,304	189	3%
Grade (grams/tonne)	0.95	1.01	(0.06)	(6%	)	0.88	1.00	(0.12)	(12%	)
Recovery	82.3%	86.5%	(4.2% )	(5%	)	82.3%	87.5%	(5.2% )	(6%	)
Gold equivalent ounces:
Produced	85,609	93,930	(8,321)	(9%	)	151,003	176,644	(25,641)	(15%	)
Sold	75,720	96,456	(20,736)	(21%	)	152,674	169,221	(16,547)	(10%	)
Financial Data (in millions)
Metal sales	$68.5	$63.7	$4.8	8%		$139.7	$111.2	$28.5	26%
Cost of sales(a)	34.4	30.9	3.5	11%		69.7	54.7	15.0	27%
Accretion and reclamation expense	0.3	0.2	0.1	50%		0.5	0.5	—	—
Depreciation, depletion and amortization	6.6	9.4	(2.8)	(30%	)	13.7	17.4	(3.7)	(21%	)

	27.2	23.2	4.0	17%		55.8	38.6	17.2	45%
Exploration	0.3	1.0	(0.7)	(70%	)	0.5	1.5	(1.0)	(67%	)
Other	1.2	0.1	1.1	1100%		1.3	0.2	1.1	550%

Segment Earnings	$25.7	$22.1	$3.6	16%		$54.0	$36.9	$17.1	46%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2008 vs. second quarter 2007

        Tonnes of ore mined and processed for the second quarter of 2008 were consistent with the second quarter of 2007. Recovery during the second quarter declined, in part, due to the ore being more refractory. As well, recovery declined during the second quarter due to the start up of a pebble reject conveyer system which is used to produce over liner material for the heap leach pad, thus this "lost" recovery will be mostly recovered once leaching starts. The decline in grade and recovery contributed to a reduction in gold equivalent ounces produced. The decrease in gold equivalent ounces sold during the quarter was primarily due to: 1) the decline in equivalent gold ounces produced and 2) timing whereas last production in June was not shipped until July.

        Metal sales increased overall by 8% as a result of an increase in the price of gold which was largely offset by a reduction in the amount of gold equivalent ounces sold during the second quarter of 2008. Cost of sales increased by 11% primarily due to an increase in the cost of electricity, diesel fuel and consumables compared to the prior year. In addition, more diesel fuel was used in 2008 due to longer hauls from the pit. The decrease in depreciation, depletion and amortization is due to lower production as well as an increase in reserves which allocates the depreciation using the units of production method over the life of mine.

First six months 2008 vs. first six months 2007

        Tonnes of ore mined during the first six months of 2008 were higher than the same period of 2007 due to stockpiling of lower grade heap leach ore which, in 2007, would have been considered waste. However, in 2008, in anticipation of a heap leach, such stockpiles are now considered ore. Tonnes of ore processed for the first six months of 2008 were consistent with the same levels in 2007. Recovery during the first six months declined, in part, due to the ore being more refractory. As well, recovery declined during the first six months of 2008 due to the start up of a pebble reject conveyer system which is used to produce over liner material for the heap leach pad, thus this "lost" recovery will be mostly recovered once leaching starts. The decline in recovery and grade contributed to a reduction in gold equivalent ounces produced. The decrease in gold equivalent ounces sold during the first six months of 2008 was primarily due to: 1) the decline in equivalent gold ounces produced and 2) timing whereas last production in June was not shipped until July.

        Metal sales increased overall by 26% as a result of an increase in the price of gold which was partially offset by a reduction in the amount of gold equivalent ounces sold during the first six months of 2008. Cost of sales increased by 27% primarily due to an increase in the cost of electricity, diesel fuel and consumables compared to the prior year. In addition, more diesel fuel is used in 2008 due to longer hauls from the pit. The decrease in depreciation, depletion and amortization is due to lower production as well as an increase in reserves which allocates the depreciation using the units of production method over the life of mine.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	5,419	6,067	(648)	(11%	)	10,564	12,042	(1,478)	(12%	)
Tonnes processed (000's)(b)	8,725	8,950	(225)	(3%	)	19,702	18,507	1,195	6%
Grade (grams/tonne)	0.46	0.50	(0.04)	(8%	)	0.44	0.51	(0.07)	(14%	)
Gold equivalent ounces:
Produced	65,570	82,353	(16,783)	(20%	)	129,174	166,633	(37,459)	(22%	)
Sold	67,538	81,069	(13,531)	(17%	)	126,729	164,789	(38,060)	(23%	)
Financial Data (in millions)
Metal sales	$61.4	$53.4	$8.0	15%		$116.5	$108.4	$8.1	7%
Cost of sales(c)	30.9	23.7	7.2	30%		56.9	47.9	9.0	19%
Accretion and reclamation expense	0.3	0.3	—	—		0.7	0.7	—	—
Depreciation, depletion and amortization	6.1	1.6	4.5	281%		12.0	3.3	8.7	264%

	24.1	27.8	(3.7)	(13%	)	46.9	56.5	(9.6)	(17%	)
Exploration	0.2	0.5	(0.3)	(60%	)	0.5	1.1	(0.6)	(55%	)

Segment earnings	$23.9	$27.3	$(3.4)	(12%	)	$46.4	$55.4	$(9.0)	(16%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2008 vs. second quarter 2007

        Tonnes of ore mined during the second quarter of 2008 were lower than in the second quarter of 2007 due in part to a planned major rebuild of a shovel. Grades at Round Mountain are decreasing as we mine the pit expansion shells. Partly as a result of lower tonnes processed and lower grades, the amount of gold equivalent ounces produced and sold also experienced a significant decline during the second quarter of 2008.

        Metal sales increased as a result of an increase in the price of gold which was largely offset by a reduction in the amount of gold equivalent ounces sold during the second quarter of 2008. Cost of sales increased during the second quarter primarily due to increases in the cost of diesel and personnel costs. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

First six months 2008 vs. first six months 2007

        Tonnes of ore mined during the first six months of 2008 were lower than in the first six months of 2007 primarily due to unanticipated crusher repairs in the first quarter and a planned major rebuild of a shovel in the second quarter. Grades at Round Mountain are decreasing as we mine the pit expansion shells. Partly as a result of lower grades, the amount of gold equivalent ounces produced and sold also experienced a significant decline during the first six months of 2008.

        Metal sales increased as a result of an increase in the price of gold which was largely offset by a reduction in the amount of gold equivalent ounces sold during the first six months of 2008. Cost of sales increased during the period primarily due to increases in the cost of diesel and personnel costs. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

Paracatu (100% ownership and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,815	4,934	(119)	(2%	)	9,423	9,620	(197)	(2%	)
Tonnes processed (000's)	4,655	4,550	105	2%		9,446	9,183	263	3%
Grade (grams/tonne)	0.41	0.38	0.03	8%		0.39	0.38	0.01	3%
Recovery	78.8%	74.4%	4.4%	6%		76.5%	75.6%	0.9%	1%
Gold equivalent ounces:
Produced	47,338	41,183	6,155	15%		90,574	81,915	8,659	11%
Sold	52,150	38,426	13,724	36%		94,615	82,410	12,205	15%
Financial Data (in millions)
Metal sales	$47.3	$25.7	$21.6	84%		$86.8	$54.2	$32.6	60%
Cost of sales(a)	23.8	14.1	9.7	69%		43.0	30.1	12.9	43%
Accretion and reclamation expense	0.3	0.2	0.1	50%		0.6	0.4	0.2	50%
Depreciation, depletion and amortization	3.5	3.2	0.3	9%		6.7	6.3	0.4	6%

	19.7	8.2	11.5	140%		36.5	17.4	19.1	110%
Exploration	0.1	0.3	(0.2)	(67%	)	0.2	0.6	(0.4)	(67%	)
Other	(12.6)	1.2	(13.8)	(1150%	)	(11.6)	2.1	(13.7)	(652%	)

Segment earnings	$32.2	$6.7	$25.5	381%		$47.9	$14.7	$33.2	226%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2008 vs. second quarter 2007

        Gold equivalent ounces produced during the quarter increased as a result of the combination of slightly higher tonnes processed, higher grade and improved recoveries. Sales of gold equivalent ounces increased during the quarter due to the combination of higher ounces produced as well as the sales of finished goods built up at the end of the first quarter of 2008.

        Metal sales for the quarter were significantly higher than in second quarter of 2007 due to higher gold prices, as well as the 36% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to general use of more consumables associated with the higher level of production in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value added taxes for the years 1999-2002.

First six months 2008 vs. first six months 2007

        Gold equivalent ounces produced during the first six months of 2008 increased as a result of the combination of slightly higher tonnes processed, higher grade and improved recoveries. Sales of gold equivalent ounces increased during the first six months of 2008 primarily due to higher ounces produced.

        Metal sales for the first six months of 2008 were significantly higher than in same period of 2007 due to higher gold prices, as well as the 15% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to general use of more consumables associated with the higher level of production in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value added taxes for the years 1999-2002.

La Coipa (100% ownership and operator; 2007: 50% ownership; Goldcorp 50% and operator) — Chile(d)

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	222	1,740	(1,518)	(87%	)	365	2,649	(2,284)	(86%	)
Tonnes processed (000's)(a)	1,331	805	526	65%		2,495	1,588	907	57%
Grade (grams/tonne):
Gold	0.95	1.35	(0.40)	(30%	)	0.89	1.07	(0.18)	(17%	)
Silver	52.20	236.93	(184.73)	(78%	)	63.66	259.11	(195.45)	(75%	)
Recovery:
Gold	77.1%	70.9%	6.2%	9%		78.9%	66.7%	12.2%	18%
Silver	66.3%	70.7%	(4.4% )	(6%	)	64.7%	71.8%	(7.1% )	(10%	)
Gold equivalent ounces(b):
Produced	60,376	62,220	(1,844)	(3%	)	121,269	118,515	2,754	2%
Sold	47,941	57,841	(9,900)	(17%	)	128,595	105,867	22,728	21%
Silver ounces (000's):
Produced	1,529	2,437	(908)	(37%	)	3,391	4,939	(1,548)	(31%	)
Sold	1,421	2,419	(998)	(41%	)	3,933	4,555	(622)	(14%	)
Financial Data (in millions)
Metal sales	$43.3	$38.4	$4.9	13%		$116.6	$69.8	$46.8	67%
Cost of sales(c)	19.2	15.1	4.1	27%		55.3	24.8	30.5	123%
Accretion and reclamation expense	1.9	0.2	1.7	850%		3.9	0.5	3.4	680%
Depreciation, depletion and amortization	9.9	6.1	3.8	62%		21.9	11.1	10.8	97%

	12.3	17.0	(4.7)	(28%	)	35.5	33.4	2.1	6%
Exploration	1.1	0.7	0.4	57%		2.2	1.3	0.9	69%
Other	0.2	—	0.2	nm		0.7	0.1	0.6	600%

Segment earnings	$11.0	$16.3	$(5.3)	(33%	)	$32.6	$32.0	$0.6	2%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2008 was 52.17:1, compared with 50.03:1 for the second quarter of 2007. The ratio for the first six months of 2008 was 52.37:1, compared with 49.49:1 for the first six months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.
(e)
"nm" means not meaningful.

Second quarter 2008 vs. second quarter 2007

        Tonnes of ore mined in the second quarter of 2008 were lower compared to the same period of 2007 because there was a pit wall failure in January 2008, which blocked access to the Coipa Norte pit, and ore was pulled from the stockpile to feed the mill. This continued to be a problem into the second quarter of 2008, although partial access was re-established during the second quarter of 2008. The grade declined in the second quarter of 2008 compared to the second quarter of 2007 because the ore sources were Coipa Norte and the stockpile in 2008 which have a lesser grade compared to Puren, which was mined in 2007.

        Metal sales increased during the second quarter of 2008 primarily due to the Goldcorp asset swap transaction as well as the positive impact of a higher gold price during the period, which were sufficient to offset the impact of lower volumes of gold and silver ounces sold during the period. Cost of sales increased primarily due to higher energy costs for diesel fuel and electricity as well as an increase in the foreign exchange rate. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in the second quarter of 2008 compared to the second quarter of 2007. Accretion and reclamation expense also increased due to a revision of the cash flows estimated to retire the assets.

First six months 2008 vs. first six months 2007

        Tonnes of ore mined in the first six months of 2008 were lower compared to the same period of 2007 because there was a pit wall failure in January 2008, which blocked access to the Coipa Norte pit. The grade declined in the first six months of 2008 compared to the second quarter of 2007 because the ore sources were Coipa Norte and the stockpile in 2008 which have a lesser grade compared to Puren, which was mined in 2007.

        Metal sales increased substantially during the first six months of 2008 primarily due to the Goldcorp asset swap transaction as well as the positive impact of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, which was partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to the costs associated with the higher net increase in sales volume as well as higher energy costs for diesel fuel and electricity as well as an increase in the foreign exchange rate. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in the first six months of 2008 compared to the same period of 2007. Accretion and reclamation expense also increased due to a revision of the cash flows estimated to retire the assets.

Maricunga(a) (100% ownership and operator; 2007: 50% ownership and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change(e)		2008	2007	Change	% Change
Operating Statistics(a)(b)
Tonnes ore mined (000's)(c)	3,553	3,029	524	17%		7,395	7,005	390	6%
Tonnes processed (000's)(c)	3,259	2,841	418	15%		7,162	6,843	319	5%
Grade (grams/tonne)	0.77	0.70	0.07	10%		0.74	0.75	(0.01)	(1%	)
Gold equivalent ounces:
Produced	57,260	57,230	30	0%		118,639	98,270	20,369	21%
Sold	48,806	62,120	(13,314)	(21%	)	110,606	100,115	10,491	10%
Financial Data (in millions)
Metal sales	$43.6	$40.9	$2.7	7%		$101.2	$65.4	$35.8	55%
Cost of sales(d)	26.6	25.7	0.9	4%		60.7	41.1	19.6	48%
Accretion and reclamation expense	0.3	0.2	0.1	50%		0.3	0.2	0.1	50%
Depreciation, depletion and amortization	3.9	3.7	0.2	5%		7.8	5.7	2.1	37%

	12.8	11.3	1.5	13%		32.4	18.4	14.0	76%
Exploration	0.1	0.1	—	nm		0.1	0.7	(0.6)	(86%	)

Segment earnings	$12.7	$11.2	$1.5	13%		$32.3	$17.7	$14.6	82%

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Tonnes of ore mined/processed represents 100% of mine production.
(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(e)
"nm" means not meaningful.

Second quarter 2008 vs. second quarter 2007

        Tonnes of ore mined and processed were higher in the second quarter of 2008 compared to the second quarter of 2007. The increase is primarily due to lower than normal tonnes moved in 2007 which had 11 days lost due to bad weather conditions compared to 5 days in 2008. In addition, maintenance issues in the plant in 2007 further reduced plant throughput. In 2008, a higher grade of ore was mined compared to the prior year resulting in a grade improvement of 10%. Despite higher tonnes processed and higher grades, gold equivalent ounces produced during the quarter were comparable. This is due to the more refractory ore being mined and processed in 2008. Although a comparable amount of gold equivalent ounces were produced in second quarter of 2008 compared to the second quarter of 2007, ounces sold were signficantly lower by 21%. There was a substantial increase in gold doré inventory at June 30, 2008 relative to March 31, 2008 because a substantial shipment was delayed by poor weather and was sold early in July 2008 and will be included in third quarter sales.

        Metal sales in the second quarter of 2008 increased by 7% because the increase in the price of gold more than offset the decline in gold equivalent ounces sold in the second quarter of 2007. Costs of sales in the second quarter of 2008 were comparable to the second quarter of 2007 because the impact of higher energy costs, foreign exchange rates and revenue-based royalties was effectively offset by the lower costs associated with the decline in sales volume.

First six months 2008 vs. first six months 2007

        Gold equivalent ounces produced and sold were both higher in the first six months of 2008 as a result of the additional 50% of the mine acquired as part of the Bema acquisition in February 2007. As noted above, gold equivalent ounces sold in 2008 were lower than expected due to an increase in gold doré inventory at June 30, 2008 which was sold early in July and will be included in third quarter metal sales.

        Metal sales in the first six months of 2008 increased substantially compared to the same period of 2007 due to the combination of higher gold prices as well as a 10% increase in the volume of gold equivalent ounces sold during the period. Cost of sales increased in 2008 in large part due to the additional 50% of the mine acquired as part of the Bema acquisition in February 2007. In addition, the increase can be explained by higher costs of energy, consumables, labour, an increase in the foreign exchange rate and revenue-based royalties.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change(c)		2008	2007	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	206	206	—	—		404	408	(4)	(1%	)
Tonnes processed (000's)(a)	206	206	—	—		404	408	(4)	(1%	)
Grade (grams/tonne)	7.08	7.60	(0.52)	(7%	)	6.94	7.64	(0.70)	(9%	)
Recovery	94.8%	94.8%	—	—		95.2%	94.9%	0.3%	0%
Gold equivalent ounces:
Produced	22,310	23,884	(1,574)	(7%	)	42,940	47,624	(4,684)	(10%	)
Sold	21,569	24,184	(2,615)	(11%	)	41,543	51,687	(10,144)	(20%	)
Financial Data (in millions)
Metal sales	$19.3	$16.1	$3.2	20%		$37.7	$33.8	$3.9	12%
Cost of sales(b)	6.6	6.2	0.4	6%		12.5	12.4	0.1	1%
Accretion and reclamation expense	0.1	0.1	—	—		0.2	0.1	0.1	100%
Depreciation, depletion and amortization	2.5	2.9	(0.4)	(14%	)	4.9	5.9	(1.0)	(17%	)

	10.1	6.9	3.2	46%		20.1	15.4	4.7	31%
Exploration	0.1	0.2	(0.1)	(50%	)	0.2	0.3	(0.1)	(33%	)
Other	—	—	—	—		0.1	0.1	—	—

Segment earnings	$10.0	$6.7	$3.3	49%		$19.8	$15.0	$4.8	32%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Second quarter 2008 vs. second quarter 2007

        Metal sales increased by 20% during the second quarter of 2008 primarily due to higher gold prices partially offset by a decline in gold equivalent ounces sold compared to 2007. Cost of sales were comparable to the prior year because general increases associated with higher energy costs and foreign exchange were mostly offset by the lower costs associated with lower sales volumes in 2008 which was due to lower grades.

First six months 2008 vs. first six months 2007

        Metal sales increased by 12% during the first six months of 2008 primarily due to higher gold prices partially offset by a decline in gold equivalent ounces sold compared to 2007. Cost of sales were comparable to the prior year because general increases associated with higher energy costs and foreign exchange were mostly offset by the lower costs associated with lower sales volumes in 2008 which was due to lower grades.

Kupol (75% ownership and operator) — Russian Federation

        Upon reaching certain minimum levels of production, the Kupol mine was considered to be in operations as at June 1, 2008. During the month of June, Kinross' share of gold equivalent ounces produced were 51,487 ounces. Due to the period of time necessary from production to sales, there were no sales of gold equivalent ounces during the second quarter of 2008. During the first month of production, the mill processed 73,890 tonnes. The grade for gold and silver was 36.55 and 427.41 grams per tonne, respectively. The recovery for gold and silver was 95.8% and 87.8%, respectively.

Julietta (90% ownership and operator) — Russian Federation

Second quarter 2008 vs. second quarter 2007

        Gold equivalent ounces produced in the second quarter of 2008 were 16,082 ounces as compared to 21,260 ounces in 2007. Gold equivalent ounces sold in the second quarter of 2008 as compared to the second quarter of 2007 were 16,909 ounces compared to 20,025 ounces in 2007.

        During the second quarter of 2008, metal sales were $15.3 million, as compared to $13.0 million in the second quarter of 2007. Cost of sales increased to $12.7 million in the second quarter of 2008 as compared to $10.1 million in the second quarter of 2007.

First six months 2008 vs. first six months 2007

        Gold equivalent ounces produced in the first six months of 2008 were 32,730 ounces as compared to 29,023 ounces in 2007. Gold equivalent ounces sold in the first six months of 2008 were 32,735 ounces compared to 34,111 ounces as compared to the same period of 2007. The figures for 2007 reflect only four months of activity as Julietta mine was acquired in February 2007 as part of the Bema acquisition.

        During the first six months of 2008, metal sales were $30.4 million, as compared to $21.4 million in the same period of 2007. Cost of sales increased to $24.4 million in the first six months of 2008 as compared to $17.0 million in the same period of 2007. The figures for 2007 reflect only four months of activity as Julietta mine was acquired in February 2007 as part of the Bema acquisition.

Exploration and business development

        Exploration and business development expenditures totalled $12.5 million in the second quarter of 2008 compared to $12.3 million in the same period in 2007. Exploration and business development expenditures totalled $24.4 million in the first six months of 2008 compared to $20.2 million in the same period in 2007. Kinross was active on twenty-three mine site and greenfields exploration projects. During the second quarter and first six months of 2008, exploration expenditures were $9.7 million and $18.4 million, respectively. The 2008 exploration expenditures forecast is expected to reach $49 million.

        The total forecast for exploration and business development expenditures for 2008 is $60.0 million which includes $8.2 million for technical services.

        A total of 29,713 metres were drilled across the North American, Andean and Brazilian regions of operation. Drilling at La Coipa, Round Mountain, Fort Knox, Kettle River and Crixás continued in order to find additional reserves and resources. Greenfield exploration activities were conducted in other areas of North America, South America and Russia to increase the Company's overall reserves.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the second quarter of 2008 of $24.2 million represented a 47% increase compared to the second quarter of 2007 of $16.5 million. Costs in the first six months of 2008 of $47.4 million represented a 52% increase compared to the first six months of 2007 of $31.2 million. These increases are primarily a result of higher personnel costs, including incentive plans, travel and information technology costs.

Other income (expense) — net

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Gain (loss) on sale of assets and investments — net	$(1.4)	$0.1	$(1.5)	(1500%	)	$10.5	$6.7	$3.8	57%
Interest income and other	6.2	4.2	2.0	48%		14.2	7.6	6.6	87%
Interest expense	(9.2)	(2.6)	(6.6)	(254%	)	(14.2)	(3.2)	(11.0)	(344%	)
Foreign exchange losses	(12.5)	(11.0)	(1.5)	(14%	)	(29.9)	(18.1)	(11.8)	(65%	)
Realized non-hedge derivative gains (losses)	3.1	(4.6)	7.7	(167%	)	2.5	(10.3)	12.8	(124%	)
Unrealized non-hedge derivative gains (losses)	(12.7)	21.3	(34.0)	(160%	)	10.3	53.9	(43.6)	(81%	)

Other income (expense) — net	$(26.5)	$7.4	$(33.9)	458%		$(6.6)	$36.6	$(43.2)	118%

        For the second quarter, other income and expense decreased by $33.9 million from income of $7.4 million in 2007 to an expense of $26.5 million in 2008. For the first six months of 2008, other income and expense decreased by $43.2 million from income of $36.6 million in 2007 to an expense of $6.6 million in 2008. The decreases of both periods were primarily due to the impact of derivative instruments, interest expense and foreign exchange losses. In the first six months of 2008, we recognized a gain of $11.5 million in respect of the sale of our interest in the Kubaka mine which was previously announced in the first quarter of 2008.

Interest income and other

        Interest income and other increased by $2.0 million to $6.2 million in the second quarter of 2008 and by $6.6 million to $14.2 million in the first six months of 2008 as compared to the same periods of 2007. The increases of both periods are due to higher average balances of cash partially offset by lower average interest rates.

Interest expense

        Interest expense increased by $6.6 million to $9.2 million in the second quarter of 2008 and by $11.0 million to $14.2 million in the first six months of 2008 compared to the same periods of 2007. The increase in both periods is primarily due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in additional interest expense for the second quarter and first six months of 2008 of $4.4 million and $7.8 million, respectively. Interest expense of $5.3 million was capitalized in the second quarter of 2008 and $15.8 million in the first six months of 2008 as compared to $8.0 million and $11.2 million in the same periods of 2007. The decline in capitalized interest during the second quarter of 2008 compared to the second quarter of 2007 is due to the Kupol development project as we ceased to capitalize interest with respect to this project when it went into production on June 1, 2008. The interest which was previously capitalized is now being expensed and contributed to the overall increase in interest expense for the second quarter and first six months of 2008 compared to the same periods of 2007.

Foreign exchange losses

        For the second quarter of 2008, foreign exchange losses increased, compared to 2007, by $1.5 million. For the first six months of 2008, foreign exchange losses of $29.9 million represented an increase of $11.8 million compared to the same period of 2007, primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, due to a weakening of the U.S. dollar against the Brazilian real, Chilean peso and Russian rouble during the period. Additionally, the impact of the weakening Canadian dollar against the U.S. dollar in the quarter resulted in a foreign exchange loss on Canadian cash balances.

Non-hedge derivative gains

        For the second quarter of 2008, net non-hedge derivative losses of $9.6 million were recorded compared to a gain of $16.7 million during the same period in 2007. For the first six months of 2008, net non-hedge derivative gains of $12.8 million were recorded compared to a gain of $43.6 million during the same period in 2007. The decreases of $26.3 million and $30.8 million in the second quarter and first six months of 2008, respectively, primarily relate to the derivative contracts which were acquired with the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in U.S. interest rates.

        From February 2007 until May 2007, the gold and silver derivative contracts were being marked-to-market and any changes in their value were recorded directly in earnings for the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in other comprehensive income.

        In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During the first quarter of 2008, U.S. interest rates declined substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This gain was recorded in income along with unrealized gains and losses during the period. During the second quarter of 2008, the spot forward differential on gold and silver contracts increased. This increase resulted in a decline in value of the gold and silver contracts and an unrealized loss being recorded.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil and Chile, have impacted the effective tax rate on the taxable income earned in the jurisdiction. In the second quarter of 2008, the Company reported income and mining tax expense of $21.3 million on earnings before tax of $48.3 million. For the first six months of 2008, the Company recorded income and mining tax expense of $46.2 million on earnings before tax of $150.0 million. This compares to a provision of $17.1 million on earnings before tax of $71.6 million during the second quarter of 2007 and a provision of $36.3 million on earnings before taxes and other items of $159.8 million in the first half of 2007. The Company experienced a higher effective tax rate in the second quarter and first six months of 2008 compared to the same periods of 2007 partly due to the impact of foreign exchange losses and derivatives gains/losses which are not deductible/taxable for tax purposes and a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher tax rates.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2008	2007	Change	% Change		2008	2007	Change	% Change
Cash flow:
Provided from (used in) operating activities	$(39.7)	$94.5	$(134.2)	(142%	)	$36.6	$184.7	$(148.1)	(80%	)
Used in investing activities	(268.7)	(155.4)	(113.3)	(73%	)	(614.8)	(208.1)	(406.7)	(195%	)
Provided from financing activities	52.4	82.2	(29.8)	(36%	)	505.6	111.8	393.8	352%
Effect of exchange rate changes on cash	1.6	1.5	0.1	7%		(0.2)	1.9	(2.1)	(111%	)

Increase (decrease) in cash and cash equivalents	(254.4)	22.8	(277.2)	(1216%	)	(72.8)	90.3	(163.1)	(181%	)
Cash and cash equivalents, beginning of period	732.9	221.6	511.3	231%		551.3	154.1	397.2	258%
Assets held for sale	(5.1)	—	(5.1)	—		(5.1)	—	(5.1)	—

Cash and cash equivalents, end of period	$473.4	$244.4	$229.0	94%		$473.4	$244.4	$229.0	94%

        Cash and cash equivalent balances decreased by $77.9 million to $473.4 million at June 30, 2008 from $551.3 million at December 31, 2007. The decrease relates primarily to investing activities which used cash of $614.8 million in the first six months of 2008 which was in excess of the cash provided by financing activities of $505.6 million and operating activities of $36.6 million. Cash used for investing activities for the first six months of 2008 primarily consisted of capital expenditures of $375.0 million and short-term investments of $231.4 million. Cash provided by financing activities for the first six months of 2008 primarily consisted of cash from the issuance of convertible debt which generated $449.9 million and a net increase in other debt of $62.4 million. Below are detailed discussions related to these cash flows.

Operating Activities

        During the second quarter of 2008, operating activities used cash of $39.7 million compared to providing cash of $94.5 million in the same period of 2007. The use of cash in the second quarter of 2008 is primarily due to: 1) the ramp up of inventory at Kupol which commenced production on June 1, 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; 3) an increase in supplies inventory at Paracatu due to the expansion project and 4) an increase in inventories which related to certain shipments of finished product that occurred during the first week of July. In addition, we experienced a substantial reduction in accounts payable and other liabilities during the period due in part to the payment of taxes at La Coipa.

        During the first six months of 2008, operating activities provided cash of $36.6 million compared to $184.7 million in the same period of 2007. The lower cash flow from operations in the first six months of 2008 is primarily due to: 1) the ramp up of inventory at Kupol which commenced production on June 1, 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; 3) an increase in supplies inventory at Paracatu due to the expansion project; and 4) an increase in inventories which related to certain shipments of finished product that occurred during the first week of July. In addition, we experienced a reduction in accounts payable and other liabilities during the period due to the payment of taxes at La Coipa.

Investing Activities

        During the second quarter of 2008, net cash used in investing activities totalled $268.7 million compared to $155.4 million in same period of 2007, an increase of $113.3 million. The majority of the increase in spending for investing activities relates to $84.7 million for short-term investments whereby a portion of our cash was placed in investments in excess of 90 days. Spending on the Kupol development was significantly lower during the second quarter of 2008 as the Kupol mine entered the production phase on June 1, 2008. Offsetting this decline was increased spending on the expansion projects at Paracatu and Fort Knox.

        During the first six months of 2008, net cash used in investing activities totalled $614.8 million compared to $208.1 million in same period of 2007, an increase of $406.7 million. The majority of the increase in spending for investing activities can be explained by $231.4 million for short-term investments whereby a portion of cash was placed in investments in excess of 90 days. Spending on the Kupol development was significantly lower during the second quarter of 2008 as the Kupol mine entered the production phase on June 1, 2008. Offsetting this decline was increased spending on the expansion projects at Paracutu and Fort Knox.

Capital Expenditures

        The following table provides a breakdown of capital expenditures:

	Three months ended June 30,					Six months ended June 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating segments
Fort Knox	$38.6	$7.8	$30.8	395%		$55.4	$16.3	$39.1	240%
Round Mountain	9.7	12.4	(2.7)	(22%	)	17.9	21.9	(4.0)	(18%	)
Paracatu	72.4	62.4	10.0	16%		175.7	82.5	93.2	113%
La Coipa	4.8	0.9	3.9	433%		8.6	1.5	7.1	473%
Maricunga	8.7	1.1	7.6	691%		14.1	3.3	10.8	327%
Crixás	4.0	3.4	0.6	18%		7.5	5.3	2.2	42%
Kettle River	10.1	11.2	(1.1)	(10%	)	17.9	19.6	(1.7)	(9%	)
Kupol	33.9	52.7	(18.8)	(36%	)	72.8	62.6	10.2	16%
Porcupine Joint Venture	—	4.9	(4.9)	(100%	)	—	10.0	(10.0)	(100%	)
Musselwhite	—	1.9	(1.9)	(100%	)	—	4.2	(4.2)	(100%	)
Other operations	—	0.2	(0.2)	(100%	)	—	0.5	(0.5)	(100%	)
Assets held for sale	0.9	1.0	(0.1)	(10%	)	1.9	1.3	0.6	46%
Corporate and other	1.4	1.4	—	—		3.2	2.0	1.2	60%

Total	$184.5	$161.3	$23.2	14%		$375.0	$231.0	$144.0	62%

Financing Activities

        For the second quarter of 2008, cash flow provided from financing activities of $52.4 million primarily consisted of a net increase in debt of $54.1 million. Net cash paid in respect of the settlement of derivatives was $1.9 million. During the second quarter of 2008, the Company drew down $70 million of the Kupol project loan, which is now fully drawn. Additional capital leases of $18 million were drawn at Paracatu. In addition, Paracatu repaid $31 million on its $200 million project term loan.

        For the first six months of 2008, cash flow provided by financing activities of $505.6 million primarily consisted of a net increase in debt of $512.3 million, and cash from the exercise of options and warrants of $28.8 million, partially offset by dividends paid on the Company's convertible preferred shares of $25 million and net cash paid in respect of the settlement of derivative instruments in the amount of $8.9 million. The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million. During the first six months of 2008, additional capital leases of $47.6 million were drawn at Paracatu. In addition, Paracatu repaid $48.0 million on its $200 million project term loan.

Balance Sheet

	As at:
(in millions)	June 30, 2008	December 31, 2007
Cash and cash equivalents and short-term investments	$714.7	$561.2
Current assets	$1,233.2	$933.7
Total assets	$7,244.4	$6,729.3
Current liabilities	$469.8	$407.4
Total debt, including current portion(a)	$1,005.3	$564.1
Total liabilities(b)	$2,363.6	$1,891.5
Shareholders' equity	$4,880.8	$4,837.8
Statistics
Working capital	$763.4	$526.3
Working capital ratio(c)	2.62:1	2.29:1

(a)
Includes long-term debt.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        During the first six months of 2008, cash and short-term investments increased by $153.5 million to $714.7 million. The cash provided by operating activities of $36.6 million and from financing activities of $505.6 million was sufficient to fund investing activities of $383.4 million, excluding short-term investments. The Company's net debt position, consisting of cash and cash equivalents, plus short-term investments less long-term debt went to a net debt position at June 30, 2008 of $290.6 million from a net debt position at December 31, 2007 of $2.9 million. The increase in net debt is primarily due to drawdowns on the Kupol project loan and new capital leases.

        Net working capital increased by $237.1 million to $763.4 million in the first six months of 2008, primarily due to increases in inventories and the cash provided by the issuance of the Senior Convertible Notes in the first quarter of 2008.

        As of August 11, 2008, there were 615,167,981 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4,406,546 million share purchase options outstanding under its share option plan and 19,815,900 million common share purchase warrants outstanding (convertible to 8,812,131 million Kinross shares).

Credit Facilities

        Kinross has utilized $147.4 million of the $300.0 million corporate revolving credit facility, in support of letters of credit. This compares to a utilization of $219 million as at June 30, 2007. Since December 31, 2007, $48.0 million was repaid against the $200.0 million term loan facility, decreasing the balance outstanding to $152.0 million.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at June 30, 2008, $400 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and $nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, "Long-term debt and credit facilities" in the interim financial statements for the period ended June 30, 2008.

Liquidity Outlook

        Capital expenditures for the full year are expected to be $752 million. Reclamation and remediation spending for the full year is forecast to be approximately $13 million. Exploration and business development expenditures are expected to be approximately $60 million for the next twelve months.

        It is anticipated that the Company's existing cash balances, which includes the proceeds from the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2008.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As at June 30, 2008, the Company had gold and silver forward contracts to deliver 876,400 ounces of gold and 10,800,000 ounces of silver, call options sold of 7,000 ounces of gold and put options purchased of 4,500 ounces of gold. These contract dates range from 2008 through 2012, at prices ranging from $400 per ounce to $785 per ounce for gold and $8.20 to $13.50 for silver.

        As at June 30, 2008 Kinross had contracts to sell $50.0 million, $10.0 million and $2.8 million U.S. dollars for Brazilian reais during the balance of 2008 at exchange rates of 2.1000, 2.1100 and 1.6845, respectively. The Company also had contracts to sell $77.5 million U.S. dollars for Russian roubles through to December 2009 at rates of 23.93 to 25.36. At June 30, 2008, the Company had contracts to sell $77.3 million U.S. dollars for Chilean pesos through to December 2009 at rates of 453.5 to 509.5, which were entered into during the second quarter of 2008. Forward contracts were also in place at June 30, 2008 to purchase 16,000 barrels of diesel fuel at a price of $84.90 per barrel which mature in 2008. Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

(in millions)	As at June 30, 2008	As at December 31, 2007
Asset (liability)
Interest rate swap	$(2.9)	$(3.3)
Foreign currency forward contracts	14.7	24.0
Gold and silver forward contracts	(375.8)	(278.1)
Gold call options sold	(3.1)	(13.7)
Silver lease rate swap	—	3.5
Energy forward contract	0.9	—

	$(366.2)	$(267.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls during the second quarter or first six months of 2008 other than as noted below.

        During the first six months of 2008, the Company transitioned its Kupol mine from a development project into operations. Internal controls have been put in place and management continues to evaluate its internal controls over financial reporting. Consistent with the Company's plan of enhancing financial and management systems, management implemented a new ERP system at its Round Mountain and Brazil operations. In addition, the Company successfully filled certain newly created key positions in an expanded finance function. The Company believes these investments in technology and people further enhances its internal control over financial reporting.

8.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2007 Annual MD&A.

9.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended June 30, 2008.

        Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Changing from Canadian GAAP to IFRS could materially affect our reported financial position and results of operations. During the second quarter of 2008, the Company commenced preparation of its changeover plan. A third party advisor has been engaged to assist the Company with this plan. Over the next few months, specific actions include identifying the major accounting differences between current Canadian GAAP and IFRS as they affect the Company and determining resource requirements over the next two years as the Company implements its transition plan. Over the next year we will develop and refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

10.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2007 Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Company's web site www.kinross.com and on www.sedar.com or upon request from the Company.

11.  Summary of Quarterly Results

	2008		2007				2006
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$298.7	$330.2	$281.4	$275.8	$290.1	$245.7	$231.4	$223.6
Net earnings	$26.0	$70.9	$173.1	$39.4	$53.0	$68.5	$41.0	$50.3
Basic earnings per share	$0.04	$0.12	$0.29	$0.07	$0.09	$0.16	$0.11	$0.14
Diluted earnings per share	$0.04	$0.11	$0.28	$0.07	$0.09	$0.15	$0.11	$0.14
Cash flow provided from (used in) operating activities	$(39.7)	$76.3	$72.8	$83.7	$94.5	$90.2	$91.2	$85.8

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, in our most recently filed Annual Information Form and our offer and our take-over bid circular recently filed in respect of Aurelian Resources Inc. (the "Aurelian Bid Circular") as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruption, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River–Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) development of the Phase VII pit expansion and heap leach project at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) permitting and development of the Kupol gold and silver project proceeding on a basis consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with Kinross' current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Rouble and the U.S. dollar will be approximately consistent with current levels; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates and (12) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, in the "Risk Analysis" section hereof, in the "Risk Factors" section of our most recently filed Annual Information Form, in the "Risk Factors Related to the Offer" section of our Aurelian Bid Circular and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company, who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		June 30, 2008	December 31, 2007
		(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$473.4	$551.3
Restricted cash		1.9	2.4
Short-term investments		241.3	9.9
Accounts receivable and other assets	Note 4	121.4	95.2
Inventories	Note 4	350.9	242.8
Unrealized fair value of derivative assets	Note 6	19.6	24.0
Current assets held for sale		24.7	8.1

		1,233.2	933.7
Property, plant and equipment	Note 4	3,547.9	3,476.3
Goodwill	Note 4	2,176.0	2,014.8
Long-term investments	Note 4	99.8	127.7
Future income and mining taxes		7.3	33.3
Unrealized fair value of derivative assets	Note 6	1.9	3.5
Deferred charges and other long-term assets	Note 4	168.3	136.3
Long-term assets held for sale		10.0	3.7

		$7,244.4	$6,729.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$226.4	$290.1
Current portion of long-term debt	Note 7	154.1	76.0
Current portion of reclamation and remediation obligations	Note 8	11.3	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	73.6	29.1
Current liabilities of the assets held for sale		4.4	2.2

		469.8	407.4
Long-term debt	Note 7	851.2	488.1
Reclamation and remediation obligations	Note 8	223.5	212.4
Unrealized fair value of derivative liabilities	Note 6	314.1	266.0
Future income and mining taxes		440.8	465.9
Other long-term liabilities		37.0	20.6
Long-term liabilities of the assets held for sale		3.9	7.0

		2,340.3	1,867.4

Non-controlling interest		13.2	14.0

Convertible preferred shares of subsidiary company		10.1	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	5,167.8	5,123.6
Contributed surplus		137.3	65.4
Accumulated deficit		(169.8)	(253.1)
Accumulated other comprehensive loss	Note 5	(254.5)	(98.1)

		4,880.8	4,837.8

Commitments and contingencies	Note 12
Subsequent events	Note 3
		$7,244.4	$6,729.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		615,115,214	611,925,266

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
Revenue
Metal sales		$298.7	$290.1	$628.9	$535.8
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		154.2	152.5	322.5	276.6
Accretion and reclamation expense		4.4	3.0	8.6	6.0
Depreciation, depletion and amortization		37.5	36.4	75.3	66.7

		102.6	98.2	222.5	186.5
Other operating costs (income)		(8.9)	5.2	(5.9)	11.9
Exploration and business development		12.5	12.3	24.4	20.2
General and administrative		24.2	16.5	47.4	31.2

Operating earnings		74.8	64.2	156.6	123.2
Other income (expense) — net	Note 4	(26.5)	7.4	(6.6)	36.6

Earnings before taxes and other items		48.3	71.6	150.0	159.8
Income and mining taxes		(21.3)	(17.1)	(46.2)	(36.3)
Equity in losses of associated companies		(1.5)	(1.3)	(7.2)	(1.8)
Non-controlling interest		0.7	—	0.7	0.2
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)	(0.4)	(0.4)

Net earnings		$26.0	$53.0	$96.9	$121.5

Earnings per share
Basic		$0.04	$0.09	$0.16	$0.24
Diluted		$0.04	$0.09	$0.16	$0.23
Weighted average number of common shares outstanding (millions)	Note 10
Basic		615.0	591.3	614.4	516.5
Diluted		620.2	602.9	619.6	527.8

The accompanying notes are an integral part of these consolidated financial statements

 KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$26.0	$53.0	$96.9	$121.5
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	37.5	36.4	75.3	66.7
Accretion and reclamation expenses	4.4	3.0	8.6	6.0
Accretion of convertible debt and deferred financing costs	4.4	—	7.0	—
Gain on disposal of assets and investments — net	1.4	(0.1)	(10.5)	(6.7)
Equity in losses of associated companies	1.5	1.3	7.2	1.8
Non-hedge derivative losses (gains) — net	12.2	(16.7)	(9.4)	(43.6)
Future income and mining taxes	6.0	10.6	14.0	18.7
Non-controlling interest	(0.7)	—	(0.7)	(0.2)
Stock-based compensation expense	5.6	3.8	10.7	7.1
Unrealized foreign exchange losses and other	12.5	7.6	10.8	12.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(26.4)	(13.3)	(38.7)	(7.1)
Inventories	(77.0)	8.3	(79.0)	5.6
Accounts payable and other liabilities	(47.1)	0.6	(55.6)	2.9

Cash flow provided from (used in) operating activities	(39.7)	94.5	36.6	184.7

Investing:
Additions to property, plant and equipment	(184.5)	(161.3)	(375.0)	(231.0)
Business acquisitions — net of cash acquired	—	—	—	2.3
Changes to long-term investments and other assets	3.0	17.0	(24.4)	16.7
Proceeds from the sale of property, plant and equipment	0.5	0.1	15.8	0.3
Additions to short-term investments	(84.7)	—	(231.4)	—
Restricted cash	0.5	4.9	0.5	4.9
Other	(3.5)	(16.1)	(0.3)	(1.3)

Cash flow used in investing activities	(268.7)	(155.4)	(614.8)	(208.1)

Financing:
Cash from exercise of options and warrants	0.4	8.3	28.8	32.4
Proceeds from issuance of debt	88.3	98.0	117.9	113.0
Proceeds from issuance of convertible debt	—	—	449.9	—
Repayment of debt	(34.2)	(14.3)	(55.5)	(18.1)
Dividends paid on convertible preferred shares of subsidiary company	(0.2)	—	(25.0)	—
Settlement of derivative instruments acquired in Bema acquisition	(1.9)	(9.8)	(8.9)	(15.5)
Other	—	—	(1.6)	—

Cash flow provided from financing activities	52.4	82.2	505.6	111.8

Effect of exchange rate changes on cash	1.6	1.5	(0.2)	1.9

Increase (decrease) in cash and cash equivalents	(254.4)	22.8	(72.8)	90.3
Cash and cash equivalents, beginning of period	732.9	221.6	551.3	154.1

Cash and cash equivalents, end of period before assets held for sale	$478.5	$244.4	$478.5	$244.4
Assets held for sale	(5.1)	—	(5.1)	—

Cash and cash equivalents, end of period	$473.4	$244.4	$473.4	$244.4

The accompanying notes are an integral part of these consolidated financial statements

 KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
Common share capital and common share purchase warrants
Balance beginning of period		$5,164.6	$4,885.7	$5,123.6	$2,001.7
Shares issued on acquisition of Bema		—	—	—	2,642.1
Warrants issued on acquisition of Bema		—	—	—	141.9
Equity portion of convertible notes acquired on acquisition of Bema		—	—	—	23.7
Common shares issued for stock-based awards		0.9	1.0	1.7	1.8
Transfer of fair value of expired warrants		—	(0.1)	—	(0.1)
Transfer from contributed surplus on exercise of options and restricted shares		1.9	7.8	13.7	22.5
Cash proceeds on options and warrants exercised		0.4	8.3	28.8	32.4
Conversion of convertible notes		—	21.2	—	57.9

Balance at the end of the period		$5,167.8	$4,923.9	$5,167.8	$4,923.9

Contributed surplus
Balance beginning of period		$134.4	$80.3	$65.4	$54.6
Stock-based compensation		4.8	2.7	9.0	5.2
Equity portion of convertible notes		—	—	76.6	—
Options issued on acquisition of Bema		—	—	—	37.9
Transfer of expired warrants			0.1		0.1
Transfer of fair value of exercised options and restricted shares		(1.9)	(7.8)	(13.7)	(22.5)

Balance at the end of the period		$137.3	$75.3	$137.3	$75.3

Accumulated deficit
Balance beginning of period		$(195.8)	$(518.6)	$(253.1)	$(587.1)
Adoption of new accounting policy	Note 2	—	—	11.0	—
Dividends paid		—	—	(24.6)	—
Net earnings		26.0	53.0	96.9	121.5

Balance at the end of the period		$(169.8)	$(465.6)	$(169.8)	$(465.6)

Accumulated other comprehensive income (loss)
Balance beginning of period		$(245.6)	$37.3	$(98.1)	$18.7
Other comprehensive income (loss)		(8.9)	21.0	(156.4)	39.6

Balance at the end of the period		$(254.5)	$58.3	$(254.5)	$58.3

Total accumulated deficit and accumulated other comprehensive loss		$(424.3)	$(407.3)	$(424.3)	$(407.3)

Total common shareholders' equity		$4,880.8	$4,591.9	$4,880.8	$4,591.9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
Net earnings		$26.0	$53.0	$96.9	$121.5

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		(17.3)	2.8	(29.4)	17.2
Change in fair value of derivative financial instruments designated as cash
flow hedges(b)		12.4	13.3	(107.6)	17.6
Accumulated OCI related to derivatives settled(c)		(5.0)	—	(16.3)	—
Accumulated currency translation adjustment on investments previously accounted for by the equity method		—	—	(1.4)	—
Currency translation adjustment on equity investments		1.0	4.9	(1.7)	4.8

Other comprehensive income (loss)		(8.9)	21.0	(156.4)	39.6

Total comprehensive income (loss)		$17.1	$74.0	$(59.5)	$161.1

(a)
Net of tax of $0.4 million, three months; $2.1 million, 6 months (2007 — $nil)
(b)
Net of tax of $4.1 million, three months; $4.5 million, 6 months (2007 — $1.2 million, three months; $2.6 million, 6 months)
(c)
Net of tax recoveries of $0.6 million, three months; $1.9 million, 6 months (2007 — $nil)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, and Chile. There was also gold production in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp Inc. ("Goldcorp") in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2007 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007.

  Certain comparative figures for 2007 have been reclassified to conform to the 2008 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  Accounting changes:

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 9 for additional details.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 6 for additional details.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  Recent pronouncements:

  (i)
  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. The Company is currently evaluating the impact of this standard.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Acquisition of Aurelian

    Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors have approved a friendly offer by Kinross to acquire 100% of the outstanding common shares of Aurelian and that they have signed a Support Agreement pursuant to which Aurelian's Board of Directors has unanimously agreed to support the Kinross offer. For each Aurelian common share, Kinross will offer 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants will have an exercise price of $32.00 per Kinross common share and will expire five years after the date on which Kinross first takes up and pays for Aurelian common shares tendered to the offer. Kinross expects to issue approximately 47 million common shares pursuant to the transaction (assuming exercise of all in-the-money Aurelian options and excluding any shares issuable upon exercise of the Kinross warrants), representing approximately 8% of Kinross' current outstanding common shares. The Board of Directors of Aurelian, after receiving the recommendation of a special committee of independent directors created by Aurelian to oversee the transaction process, has unanimously determined that the Kinross offer is in the best interests of Aurelian's shareholders, and has unanimously recommended that the Aurelian shareholders tender their common shares to the offer. The directors and senior officers of Aurelian have entered into lock-up agreements with Kinross and have agreed to tender all of their Aurelian common shares to the offer. The offer remains open until 6:00 p.m. (Toronto time) on September 3, 2008 unless extended by Kinross. Kinross also completed the purchase of 15 million Aurelian shares on a private placement basis at a total subscription price of C$71.25 million, representing approximately 9.9% of the outstanding Aurelian shares. The private placement closed on July 28, 2008. The Company would account for the transaction as an asset purchase.

  (ii)
  Disposal of Julietta

    Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, has entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has agreed to purchase all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema acquisition on February 27, 2007. The purchase price is $20.0 million. Arian will receive an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production levels which have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. As a result of this transaction, the Company's interest in Julietta has been classified as assets held for sale. The transaction is expected to close by the end of August 2008.

  (iii)
  Disposal of Kubaka

    On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition in the first quarter of 2008.

  (iv)
  Acquisition of Louisiana Land and Exploration Company Royalty

    A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalty payments total $60.0 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  (v)
  Hammond Reef Project Interest

    Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring C$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to C$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest.

  (vi)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

  (vii)
  Goldcorp Asset Purchase and Sale

    On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

    As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

    The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Preliminary purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents

		June 30, 2008	December 31, 2007
Cash on hand and balances with banks		$174.9	$69.0
Short-term deposits		303.6	482.3
Assets held for sale	Note 3(ii)	(5.1)	—

		$473.4	$551.3

  (ii)
  Accounts receivable and other assets:

		June 30, 2008	December 31, 2007
Trade receivables		$—	$16.0
Taxes recoverable		56.9	47.2
Prepaid expenses		48.8	17.0
Other		19.3	17.2
Assets held for sale	Notes 3(ii) and 3(iii)	(3.6)	(2.2)

		$121.4	$95.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (iii)
  Inventories:

		June 30, 2008	December 31, 2007
Ore in stockpiles		$82.9	$56.0
Ore on leach pads(a)		13.0	33.3
In-process		24.9	8.0
Finished metal		68.6	43.0
Materials and supplies		233.8	151.2

		423.2	291.5
Long-term portion of ore in stockpiles and ore on leach pads	Note 4(viii)	(56.4)	(42.8)

		$366.8	$248.7

Assets held for sale	Notes 3(ii) and 3(iii)	$(15.9)	$(5.9)

		$350.9	$242.8

    (a)
    Ore on leach pads at June 30, 2008, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2015 and at Maricunga in 2024.

  (iv)
  Property, plant and equipment:

		June 30, 2008			December 31, 2007
		Cost	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line depreciation basis		$338.3	$(137.9)	$200.4	$229.6	$(114.6)	$115.0
Units of production depreciation basis(b)		2,001.0	(388.7)	1,612.3	1,373.1	(636.0)	737.1

		$2,339.3	$(526.6)	$1,812.7	$1,602.7	$(750.6)	$852.1

Mineral Interests
Producing properties		$1,374.4	$(249.6)	$1,124.8	$976.5	$(215.4)	$761.1
Development properties(c)		510.6	—	510.6	1,757.5	—	1,757.5
Exploration properties		109.8	—	109.8	105.6	—	105.6

		$1,994.8	$(249.6)	$1,745.2	$2,839.6	$(215.4)	$2,624.2

Total property, plant and equipment		$4,334.1	$(776.2)	$3,557.9	$4,442.3	$(966.0)	$3,476.3

Assets held for sale	Notes 3(ii) and 3(iii)	$(33.0)	$23.0	$(10.0)	$(272.8)	$272.8	$—

Total property, plant and equipment		$4,301.1	$(753.2)	$3,547.9	$4,169.5	$(693.2)	$3,476.3

    (a)
    Capitalized interest included within property, plant and equipment was $15.8 million and $11.2 million during the six months ended June 30, 2008 and 2007, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River and Paracatu.

    (b)
    Included in producing properties is $372.5 million (December 31, 2007 — $211.1 million) related to assets that are not being depreciated.

    (c)
    The amount allocated to development properties relates to assets that are not being depreciated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (v)
  Capitalized stripping

	June 30, 2008			December 31, 2007
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0
Additions	13.1	6.4	19.5	26.1	16.6	42.7
Amortization(a)	(5.3)	(7.4)	(12.7)	—	(18.2)	(18.2)

Balance, end of period	$52.4	$30.9	$83.3	$44.6	$31.9	$76.5

    (a)
    Amortization of capitalized stripping costs is calculated using the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (vi)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2008
	December 31, 2007	Allocation and Adjustment(a)	June 30
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River	20.9	—	20.9
Kupol	—	827.2	827.2
Maricunga	—	396.1	396.1
Crixás	38.0	—	38.0
Bema acquisition(a)	1,697.4	(1,697.4)	—
Other operations	9.9	635.3	645.2

Total	$2,014.8	$161.2	$2,176.0

    (a)
    These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (vii)
  Long-term investments:

    Long-term investments of $99.8 million include $47.7 million (December 31, 2007 — $75.1 million) of investments accounted for using the equity method and $52.1 million of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in Other Comprehensive Income ("OCI"). During the six months ended June 30, 2008, there was a net decrease in long-term investments of $27.9 million due primarily to declines in the market value of the investments held.

	June 30, 2008		December 31, 2007
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains in OCI
Securities in an unrealized gain position	$5.8	$2.4	$51.0	$11.8
Securities in an unrealized loss position	46.3	(4.3)	1.6	—

	52.1	$(1.9)	$52.6	$11.8

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	June 30, 2008
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership
Victoria Resources Corporation	$22.2	$18.2	26%
Consolidated Puma Minerals Corporation	25.5	25.5	35%

	$47.7	$43.7

	December 31, 2007
	Carrying Value	Market Value	% Ownership
Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited(a)	22.3	22.9	28%
Consolidated Puma Minerals Corporation	27.3	29.2	35%
Rolling Rock Resources Corporation(b)	1.2	1.2	22%

	$75.1	$88.9

    (a)
    Subsequent to February 27, 2008, Pamodzi Gold Limited ("Pamodzi") is now accounted for on an available-for sale basis instead of an equity basis as the Company's interest is currently 13%, a decrease from 28%.

    (b)
    Subsequent to February 5, 2008, Rolling Rock Resources ("Rolling Rock") is now accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 19%, a decrease from 22%.

  (viii)
  Deferred charges and other long-term assets:

		June 30, 2008	December 31, 2007
Long-term ore in stockpiles and on leach pads(a)		$56.4	$42.8
Deferred charges, net of amortization		1.9	0.1
Long-term receivables		41.9	38.1
Advances on the purchase of capital equipment		63.3	54.6
Deferred acquisition costs and other		4.8	4.4
Assets held for sale	Note 3(iii)	—	(3.7)

		$168.3	$136.3

    (a)
    Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  (ix)
  Accounts payable and accrued liabilities:

		June 30, 2008	December 31, 2007
Trade payables		$87.1	$89.2
Accrued liabilities		85.0	89.5
Employee related accrued liabilities		31.0	33.4
Taxes payable		27.6	78.0
Assets held for sale	Note 3(ii)	(4.3)	—

		$226.4	$290.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Consolidated Statements of Operations

  (x)
  Other income (expense) — net:

		Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
Gain (loss) on sale of assets and investments — net	Note 4(xi)	$(1.4)	$0.1	$10.5	$6.7
Interest income and other		6.2	4.2	14.2	7.6
Interest expense(a)		(9.2)	(2.6)	(14.2)	(3.2)
Foreign exchange losses		(12.5)	(11.0)	(29.9)	(18.1)
Realized non-hedge derivative gains (losses)		3.1	(4.6)	2.5	(10.3)
Unrealized non-hedge derivative gains (losses)		(12.7)	21.3	10.3	53.9

		$(26.5)	$7.4	$(6.6)	$36.6

    (a)
    During the six months ended June 30, 2008, $15.8 million (2007 — $11.2 million) of interest was capitalized to property, plant and equipment. See Note 4 (iv).

  (xi)
  Gain (loss) on sale of assets and investments — net:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Assets:
Kubaka mine	$—	$—	$11.5	$—
Lupin mine	—	—	—	6.5
Other	(1.4)	0.1	(1.0)	0.2

	$(1.4)	$0.1	$10.5	$6.7

  (xii)
  Equity in gains (losses) of associated companies:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Victoria Resources Corporation	$(0.7)	$(0.2)	$(1.5)	$(0.4)
Pamodzi Gold Limited(a)	—	(0.9)	(4.7)	(0.9)
Consolidated Puma Minerals Corporation	(0.8)	(0.1)	(1.1)	(0.3)
Rolling Rock Resources Corporation	—	(0.1)	0.1	(0.2)

	$(1.5)	$(1.3)	$(7.2)	$(1.8)

    (a)
    See Note 4 (vii).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Supplemental cash flow information

  (xiii)
  Interest and income taxes paid:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Interest	$16.0	$8.7	$20.2	$11.2
Income taxes	$54.8	$3.5	$67.3	$12.8

  During the three months and six months ended June 30, 2008, the Company entered into capital leases in the aggregate amount of $29.6 million and $46.1 million, respectively.

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	June 30, 2008	December 31, 2007
Accumulated other comprehensive income (loss):
Changes in fair value of investments(a)	$1.3	$31.7
Accumulated OCI related to investments sold	(15.3)	(15.3)

	$(14.0)	$16.4

Financial derivatives:
Changes in fair value of financial derivatives(b)	(214.9)	(107.3)
Accumulated OCI related to derivatives settled(c)	(30.5)	(14.2)

	$(245.4)	$(121.5)

Accumulated currency translation adjustment on investments previously accounted for by the equity method	$(1.4)	$—
Currency translation adjustment on equity investments	6.3	7.0

	$4.9	$7.0

Accumulated other comprehensive income (loss), end of the period	$(254.5)	$(98.1)

  (a)
  Net of tax of $4.2 million (2007 — $2.1 million)

  (b)
  Net of tax of $8.6 million (2007 — $4.1 million)

  (c)
  Net of tax recovery of $3.6 million (2007 — $1.7 million)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Asset/ (Liability) Acquired February 27, 2007
		June 30, 2008		December 31, 2007
		Fair Value	AOCI(c)	Fair Value	AOCI(c)
Interest rate contracts
Interest rate swap	$1.1	$(2.9)	$(3.1)	$(3.3)	$(3.4)

	$1.1	$(2.9)	$(3.1)	$(3.3)	$(3.4)

Currency contract
Foreign currency forward contracts(a)	$—	$14.7	$10.1	$24.0	$21.4

	$—	$14.7	$10.1	$24.0	$21.4

Commodity contracts
Gold and silver forward contracts(b)	$(91.0)	$(375.8)	$(253.1)	$(278.1)	$(139.5)
Gold and silver call options sold	(127.9)	(3.1)	—	(13.7)	—
Gold and silver put options bought	10.3	—	—	—	—
Silver lease rate swap	(1.9)	—	—	3.5	—
Energy forward contract	—	0.9	0.7	—	—

	$(210.5)	$(378.0)	$(252.4)	$(288.3)	$(139.5)

Total all contracts	$(209.4)	$(366.2)	$(245.4)	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings in the three months and six months ended June 30, 2008 is a net loss of $nil and $0.1 million respectively, and for the three months and six months ended June 30, 2007, a net gain of $nil and $0.1 million that relate to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) — net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Included in amounts recorded in earnings in the three months and six months ended June 30, 2008 is a net gain of $nil and $nil respectively, and for the three and six months ended June 30, 2007, a net gain of $0.4 million and $0.4 million relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) — net. The amounts recorded in AOCI will be reclassified to net earnings as the contracts settle between 2008 and 2012.

  (c)
  AOCI refers to accumulated other comprehensive income (loss).

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and other comprehensive income before tax due to a 10% change in gold and silver prices, based on June 30, 2008 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Impact of commodity price risk on financial instruments before tax:

	Price on June 30, 2008	Change	Effect of gold and silver contracts on pre-tax earnings	Effect of gold and silver contracts on OCI before tax
Gold	$930.25/oz	10%	$1.0	$87.3
Silver	$17.65/oz	10%	$0.5	$19.6

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007, the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At June 30, 2008, the following gold and silver derivative contracts were outstanding:

		YEAR OF SETTLEMENT
								Kupol Project
(ounces in thousands)		2008	2009	2010	2011	2012	Total		Maricunga
Gold
	Forward contracts (ounces)	45.0	218.6	219.0	319.7	74.1	876.4	831.1	45.3
	Average price per ounce	$511	$641	$642	$621	$674	$630
	Call options sold (ounces)	7.0	—	—	—	—	7.0	—	7.0
	Average price per ounce	$491	$—	$—	$—	$—	$491
	Put options purchased (ounces)	4.5	—	—	—	—	4.5	—	4.5
	Average price per ounce	$400	$—	$—	$—	$—	$400
Silver
	Forward contracts (ounces)	—	3,600	3,600	3,600	—	10,800	10,800	—
	Average price per ounce	$—	$10.71	$10.71	$10.71	$—	$10.71

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real, Chilean pesos and Russian roubles as part of this risk management strategy.

  Impact of foreign exchange risk on net working capital

	Canadian dollars	Chilean pesos	Brazilian reais	Russian roubles
Foreign currency net working capital in US$	$20.3	$(6.9)	$(10.0)	$24.2
Impact of a 10% strengthening of the US $ on pre-tax earnings (loss)	$2.0	$(0.7)	$(1.0)	$2.4
Impact of a 10% strengthening of the US $ on OCI before taxes	—	—	—	—

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  At June 30, 2008, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and other comprehensive income before tax from a 10% strengthening in the U.S. dollar against the Brazilian real, Russian rouble and Chilean peso.

	Effect of foreign exchange contracts on pre-tax earnings	Effect of foreign exchange contracts on OCI before tax
Brazilian reais	—	$(7.2)
Russian roubles	—	$(7.1)
Chilean pesos	—	$(6.4)

  Foreign currency

  At June 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 to sell $62.8 million U.S. dollars, and purchase Brazilian reais, at an average forward exchange rate of 2.09 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at June 30, 2008 was $17.2 million (December 31, 2007 — $24.0 million).

  At June 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 and 2009 to sell $77.5 million U.S. dollars, and purchase Russian roubles. In 2008, Kinross has contracted to sell $37.0 million at an average forward exchange rate of 24.1 Russian roubles for one U.S. dollar. In 2009, Kinross has contracted to sell $40.5 million at an average forward exchange rate of 24.8 Russian roubles for one U.S. dollar. The unrealized gain on these contracts at June 30, 2008 was $2.2 million (December 31, 2007 — $nil).

  At June 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 and 2009 to sell $77.3 million U.S. dollars, and purchase Chilean pesos. In 2008, Kinross has contracted to sell $29.3 million at an average forward exchange rate of 480.5 Chilean pesos for one U.S. dollar. In 2009, Kinross has contracted to sell $48.0 million at an average forward exchange rate of 512.3 Chilean pesos for one U.S. dollar. The unrealized loss on these contracts at June 30, 2008 was $4.7 million (December 31, 2007 — $nil).

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineraçâo ("RPM"), a 100% subsidiary of Kinross.

  At June 30, 2008 with other variables unchanged, a 50 basis point shift in the interest rate curve would impact pre-tax earnings by $0.5 million and other comprehensive income before tax by $1.8 million.

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $2.3 million as at June 30, 2008 (December 31, 2007 — a liability of $1.7 million).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $1.8 million as at June 30, 2008 (December 31, 2007 — a liability of $1.6 million).

  During the first quarter 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at June 30, 2008, the fair market value was an asset of $1.2 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Silver lease rates

  During the quarter ended June 30, 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. During the first quarter of 2008, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at June 30, 2008, the Company had purchased oil forward of 16,000 barrels of Nymex Crude WTI at a price of $84.90 per barrel. The unrealized gain on these contracts as at June 30, 2008 was $0.9 million. As at December 31, 2007 all energy forward contracts had been settled.

  The effect on pre-tax earnings and comprehensive income before tax from a 10% change in Nymex Crude WTI prices from those at June 30, 2008 is not significant.

  Liquidity Risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual undiscounted cash flow requirements for financial liabilities at June 30, 2008 is as follows:

	Total	Less than 2 years	2-3 years	4-5 years	More than 5 years
Long-term debt(a)	$1,235.5	$298.5	$282.1	$175.1	$479.8
Derivative liabilities	$366.2	$147.0	$118.1	$101.1	—

  (a)
  Includes obligations under letters of credit issued and the full face value of the Senior Convertible Notes (Note 7(vi)).

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at June 30, 2008, the Company's maximum exposure to credit risk was the carrying value of trade receivables and derivative assets.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at June 30, 2008				As at December 31, 2007
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes	(vi	)	1.75%	378.4	—	378.4	366.1	—	—
Corporate term loan facility	(i	)	Variable	152.0	(2.1)	149.9	149.9	197.5	197.5
Paracatu short-term loan	(ii	)	5.81%	—	—	—	—	2.7	2.7
Maricunga capital leases	(iii	)	6.04%	11.1	—	11.1	11.1	14.1	14.1
Paracatu capital leases	(iii	)	5.62%	46.1	—	46.1	46.1	—	—
Kupol project financing	(iv	)	Variable	400.0	—	400.0	400.0	330.0	330.0
Kupol IFC loan	(iv	)	Variable	19.8	—	19.8	19.8	19.8	19.8

				1,007.4	(2.1)	1,005.3	993.0	564.1	564.1
Less: current portion				(154.1)	—	(154.1)	—	(76.0)	(76.0)

Long-term debt				$853.3	$(2.1)	$851.2	$993.0	$488.1	$488.1

  (a)
  Includes transaction costs on debt financing.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Interest incurred	$(14.5)	$(10.6)	$(30.0)	$(14.4)
Less amounts capitalized	5.3	8.0	15.8	11.2

Interest expense	$(9.2)	$(2.6)	$(14.2)	$(3.2)

  (i)
  Corporate revolving credit and term loan facilities

    As at June 30, 2008 and at December 31, 2007, the Company's credit facility includes a three year revolving credit facility and a five-and-one half year term loan for $300.0 million and $200.0 million, respectively. The revolving credit facility supports Kinross' liquidity and letter of credit needs. The term loan supports the expansion program at the Paracatu mine in Brazil. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year if requested by the Company and at the option of the lenders. The current maturity date of the revolving credit facility is August 18, 2010. During the period ended June 30, 2008, issue costs related to both facilities, totaling $2.1 million were recorded as a reduction of the nominal amount on the balance sheet and are being amortized over the term of the new facilities.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and post closure site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at June 30, 2008 letters of credit totaling $147.4 million (December 31, 2007 — $146.8 million) were issued against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The $200.0 million term loan was fully drawn as of December 31, 2007. During the first half of 2008, the Company prepaid $48.0 million of debt leaving a balance of $152.0 million to be repaid by February 18, 2012.

    The Company's current net debt to operating cash flow ratio as defined in the credit agreement is less than 1.25 and the Company expects that this will not change going forward. At this ratio, interest and fees are as follows:

Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants as defined by the agreements, include a minimum tangible net worth of $700.0 million (2007 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The Company is in compliance with these covenants.

  (ii)
  Paracatu short-term loan

    As at June 30, 2008, RPM, a subsidiary of the Company, had an outstanding balance on the short-term loan of $nil (December 31, 2007 — $2.7 million). The short-term loan of $2.7 million with an interest rate of 5.81% was repaid during the three months ended March 31, 2008.

  (iii)
  Paracatu capital leases

    As at June 30, 2008, the Company had obligations related to equipment under capital leases for the Paracatu project totaling $46.1 million (December 31, 2007 — $nil) at an interest rate of 5.62% with repayments through to the end of 2013.

    Maricunga capital leases

    As at June 30, 2008, the Company had obligations related to equipment under capital lease totaling $11.1 million (December 31, 2007 — $14.1 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the capital leases end in 2010.

  (iv)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The Company received a waiver from the project lenders giving the Company until August 31, 2008 to complete certain conditions precedent, consisting of the pledging of the long term land lease and registration of the pledge of immovable assets to the Kupol project lenders. The long term land lease is now in place. However, the Company needs to arrange to have this pledged as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. Tranche B is for $250.0 million, matures June 30, 2012, and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement at EastWest is reduced as capital expenditures are made. As a condition of the Project financing, a wholly-owned subsidiary of the Company has gold and silver hedge forward contracts, acquired in the Bema acquisition, the benefits of which are pledged

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    against the financing. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of June 30, 2008 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance, which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%. As at June 30, 2008, none have been issued.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date, as defined in the Project Loan. As at June 30, 2008, all of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders.

  (v)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  (vi)
  Senior convertible notes

    On January 29, 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes ("Notes") due March 15, 2028. The notes pay interest semi-annually at a rate of 1.75% per annum. The Notes are convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of the Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Notes, (ii) the trading price of the Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Notes will also be convertible on and after December 15, 2027. Holders of the Notes will have the right to require Kinross to repurchase the Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date, if any. The Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013 at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

    The Company allocated $373.1 million of the $449.9 million proceeds, net of $10.1 million in transaction costs, to long term debt based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Notes on January 29, 2008 was estimated at approximately $76.8 million. Additional financing costs of $1.6 million were deferred on the balance sheet by recording a reduction of the nominal amount on the balance sheet and are being amortized over the expected life of the Notes. Therefore, the initial carrying value of the liability was $371.7 million and the residual value of the equity portion was $76.6 million.

    Interest of $5.9 million and $9.9 million for the three and six months ended June 30, 2008 includes accretion costs of $3.9 million and $6.5 million, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

		June 30, 2008	December 31, 2007
Balance at January 1,		$231.6	$168.4
Additions resulting from acquisitions(a)		10.2	61.5
Reductions resulting from dispositions(b)		(9.3)	(43.3)
Reclamation spending		(2.4)	(21.1)
Accretion and reclamation expenses		8.6	10.9
Asset retirement cost		—	55.2

Balance at period end,		$238.7	$231.6
Less: Asset held for sale	Notes 3(ii) and 3(iii)	3.9	9.2
Current portion		11.3	10.0

Balance at period end,		$223.5	$212.4

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp (see Note 3 — Acquisitions and divestitures).
  (b)
  Reflects the disposition of the Kubaka mine in January, 2008 and the Lupin, PJV, Musselwhite and Haile mines in 2007.

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the six months ended June 30, 2008 is as follows:

	Six months ended June 30, 2008
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1, 2008	611,925	$5,085.6
Issued (cancelled):
Under employee share plan	78	1.7
Under stock option and restricted share plans	3,068	42.2
Conversions:
Warrants	44	0.6

Balance, June 30, 2008	615,115	$5,130.1

Common share purchase warrants(a)
Balance, January 1,	8,856	$38.0
Conversion of warrants	(44)	(0.3)

Balance, June 30, 2008	8,812	$37.7

Total common share capital and common share purchase warrants		$5,167.8

  (a)
  See below for discussion of warrants.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the six months ended June 30, 2008 are as follows:

Canadian $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price ($CAD)
Balance, January 1,(b)	4,697	$22.48

Outstanding at June 30,	4,697	$22.48

US $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price ($)
Balance, January 1,	4,159	$6.77
Exercised(c)	(44)	7.53

Outstanding at June 30,	4,115	$6.76

  (a)
  Represents share equivalents of warrants.
  (b)
  This balance consists of 19.9 million Bema warrants outstanding that were convertible into 8.8 million Kinross shares plus CAD$0.01 per Bema warrant.
  (c)
  During the six months ended June 30, 2008, 100,000 warrants were converted into 44,000 common shares.

        The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at June 30, 2008:

	Warrants outstanding and exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)	($)	(years)
Exercisable in Canadian dollars:
$22.48	4,697	CDN $22.48	3.19

	4,697	CDN $22.48	3.19

Exercisable in United States dollars:
$6.29 — $9.43	4,004	$6.59	5.46
$12.89	111	12.89	2.90

	4,115	$6.76	5.39

  (a)
  Represents share equivalents of warrants.

  Stock options

  There were 88,995 options and 1,277,887 options granted during the three months and six months ended June 30, 2008. The Black-Scholes weighted average assumptions for the three months and six months ended relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.38% and 0.34%, 40.89% and 39.1%, 3.1% and 3.1%, and 3.5 years and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months and six months ended June 30, 2008, was CDN $6.84 and CDN$7.47, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  A summary of the status of the stock option plan and changes during the six months ended June 30, 2008 are as follows:

Canadian $ denominated options	2008
	(000's)	Weighted average exercise price ($CAD)
Balance, January 1,	5,948	$12.31
Exercised	(2,733)	9.64
Granted	1,278	23.59
Forfeited	(48)	16.83

Outstanding at June 30,	4,445	$16.71

US $ denominated options	2008
	(000's)	Weighted average exercise price ($)
Balance, January 1,	1	$9.15
Exercised	(1)	9.15

Outstanding at June 30,	—	$—

  The following table summarizes information about the stock options outstanding and exercisable at June 30, 2008:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
	(000's)	($)	(years)	(000's)	($)
Exercisable in Canadian dollars:
$ 5.81 — $ 8.72	3	7.60	0.34	3	7.60
$ 8.73 — $13.07	1,380	12.13	1.50	1,163	12.05
$13.08 — $19.61	1,789	15.36	3.40	316	14.26
$19.62 — $46.16	1,273	23.58	4.22	7	20.71

	4,445	$16.71	3.04	1,489	CAD $12.55

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	June 30, 2008	December 31, 2007
Long term debt	$851.2	$488.1
Current portion long term debt	$154.1	$76.0
Total debt	$1,005.3	$564.1
Equity	$4,880.8	$4,837.8
Gross debt / equity ratio	20.6%	11.7%
Company target	0 - 30%	0 - 30%

	June 30, 2008	June 30, 2007
Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$193.1	$361.7
Add Back:
Rolling 12 month cash interest paid	39.1	15.4
Rolling 12 month cash income tax paid	75.9	19.5
Rolling 12 month operating cash flow	308.1	396.6
Rolling 12 month cash interest paid	$39.1	$15.4
Interest coverage ratio	7.9:1	25.8:1
Company target ratio	>5.0:1	>5.0:1

10.  EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury stock method. Kinam preferred shares and convertible notes are reflected in diluted earnings per share by application of the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2008	2007	2008	2007
Basic weighted average shares outstanding:	615,040	591,299	614,422	516,465
Weighted average shares dilution adjustments:
Dilutive stock options(a)	804	1,880	887	1,897
Restricted shares	1,545	1,296	1,420	1,104
Common share purchase warrants(a)	2,773	8,456	2,852	8,320

Diluted weighted average shares outstanding	620,162	602,931	619,581	527,786

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	1,192	212	1,192	212
Common share purchase warrants	4,697	13,038	4,697	13,038
Kinam preferred shares	331	331	331	331
Convertible notes	22,188	—	21,122	—

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and six months ended June 30, 2008, the average share prices used were $20.73 and $21.78 per share, respectively. For the three and six months ended June 30, 2007, the average share prices used were $13.34 and $12.96 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the six months ended June 30, 2008 and 2007.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

11.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile and included gold production in Canada until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations are reported in Corporate and other. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included from February 27, 2007.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended June 30, 2008
Operating segments
Fort Knox	$68.5	$34.4	$0.3	$6.6	$0.3	$1.2	$25.7
Round Mountain	61.4	30.9	0.3	6.1	0.2	—	23.9
Paracatu	47.3	23.8	0.3	3.5	0.1	(12.6)	32.2
La Coipa(e)	43.3	19.2	1.9	9.9	1.1	0.2	11.0
Crixás	19.3	6.6	0.1	2.5	0.1	—	10.0
Maricunga(f)	43.6	26.6	0.3	3.9	0.1	—	12.7
Kettle River	—	—	0.3	—	0.4	2.0	(2.7)
Julietta(h)	15.3	12.7	—	4.3	0.2	—	(1.9)
Kupol(i)	—	—	0.3	—	0.8	0.1	(1.2)
Other operations(j)	—	—	—	—	—	—	—
Corporate and other(d)	—	—	0.6	0.7	9.2	24.4	(34.9)

Total	$298.7	$154.2	$4.4	$37.5	$12.5	$15.3	$74.8

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Three months ended June 30, 2007
Operating segments
Fort Knox	$63.7	$30.9	$0.2	$9.4	$1.0	$0.1	$22.1
Round Mountain	53.4	23.7	0.3	1.6	0.5	—	27.3
Paracatu	25.7	14.1	0.2	3.2	0.3	1.2	6.7
La Coipa(e)	38.4	15.1	0.2	6.1	0.7	—	16.3
Crixás	16.1	6.2	0.1	2.9	0.2	—	6.7
Maricunga(f)	40.9	25.7	0.2	3.7	0.1	—	11.2
Kettle River	—	—	0.2	0.1	—	1.6	(1.9)
Julietta(h)	13.0	10.1	—	3.8	0.8	(0.1)	(1.6)
Kupol(i)	—	—	—	—	—	—	—
Porcupine Joint Venture(g)	27.6	18.4	0.5	3.0	2.7	—	3.0
Musselwhite(g)	11.3	8.3	0.1	2.6	0.3	—	—
Other operations(j)	—	—	0.1	—	0.1	1.8	(2.0)
Corporate and other(d)	—	—	0.9	—	5.6	17.1	(23.6)

Total	$290.1	$152.5	$3.0	$36.4	$12.3	$21.7	$64.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

11.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Six months ended June 30, 2008
Operating segments
Fort Knox	$139.7	$69.7	$0.5	$13.7	$0.5	$1.3	$54.0
Round Mountain	116.5	56.9	0.7	12.0	0.5	—	46.4
Paracatu	86.8	43.0	0.6	6.7	0.2	(11.6)	47.9
La Coipa(e)	116.6	55.3	3.9	21.9	2.2	0.7	32.6
Crixás	37.7	12.5	0.2	4.9	0.2	0.1	19.8
Maricunga(f)	101.2	60.7	0.3	7.8	0.1	—	32.3
Kettle River	—	—	0.5	0.1	0.8	3.2	(4.6)
Julietta(h)	30.4	24.4	0.1	6.9	0.4	—	(1.4)
Kupol(i)	—	—	0.5	—	1.4	0.1	(2.0)
Other operations(j)	—	—	0.1	—	—	0.3	(0.4)
Corporate and other(d)	—	—	1.2	1.3	18.1	47.4	(68.0)

Total	$628.9	$322.5	$8.6	$75.3	$24.4	$41.5	$156.6

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Six months ended June 30, 2007
Operating segments
Fort Knox	$111.2	$54.7	$0.5	$17.4	$1.5	$0.2	$36.9
Round Mountain	108.4	47.9	0.7	3.3	1.1	—	55.4
Paracatu	54.2	30.1	0.4	6.3	0.6	2.1	14.7
La Coipa(e)	69.8	24.8	0.5	11.1	1.3	0.1	32.0
Maricunga(f)	65.4	41.1	0.2	5.7	0.7	—	17.7
Crixás	33.8	12.4	0.1	5.9	0.3	0.1	15.0
Julietta(h)	21.4	17.0	0.1	6.1	1.3	—	(3.1)
Kupol(i)	—	—	—	—	—	—	—
Kettle River	—	—	0.4	0.1	0.1	3.2	(3.8)
Porcupine Joint Venture(g)	49.6	32.5	0.9	5.3	2.9	0.1	7.9
Musselwhite(g)	22.0	16.1	0.1	5.1	0.5	—	0.2
Other operations(j)	—	—	0.3	—	0.3	4.3	(4.9)
Corporate and other(d)	—	—	1.8	0.4	9.6	33.0	(44.8)

Total	$535.8	$276.6	$6.0	$66.7	$20.2	$43.1	$123.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.
  (f)
  As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.
  (g)
  PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.
  (h)
  As part of the Bema acquisition, the Company acquired a 90% interest in Julietta on February 27,  2007.
  (i)
  Kupol was acquired as part of the Bema transaction on February 27, 2007. Production began in June of 2008.
  (j)
  Other operations include Cerro Casale, acquired as part of the Bema transaction on February 27, 2007.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

11.  SEGMENTED INFORMATION (Continued)

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at		Three months ended June 30,		Six months ended June 30,
	June 30, 2008	December 31, 2007
			2008	2007	2008	2007
Operating segments
Fort Knox	$251.8	$197.2	$38.6	$7.8	$55.4	$16.3
Round Mountain	214.1	198.5	9.7	12.4	17.9	21.9
Paracatu	1,110.0	897.9	72.4	62.4	175.7	82.5
La Coipa	443.3	440.3	4.8	0.9	8.6	1.5
Maricunga(a)(b)	750.5	233.1	8.7	1.1	14.1	3.3
Crixás	115.3	109.1	4.0	3.4	7.5	5.3
Kupol(c)	2,100.9	—	33.9	52.7	72.8	62.6
Kettle River	336.8	319.2	10.1	11.2	17.9	19.6
Porcupine Joint Venture	—	—	—	4.9	—	10.0
Musselwhite	—	—	—	1.9	—	4.2
Other operations(d)	929.2	1,962.2	—	0.2	—	0.5
Assets held for sale	34.7	11.8	0.9	1.0	1.9	1.3
Corporate and other(e)	957.8	2,360.0	1.4	1.4	3.2	2.0

Total	$7,244.4	$6,729.3	$184.5	$161.3	$375.0	$231.0

  (a)
  Segment assets reflect a 100% interest in Maricunga as a result of the acquisition of Bema in February 2007.
  (b)
  Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.
  (c)
  Kupol was acquired as part of the Bema transaction on February 27, 2007. Production began in June of 2008.
  (d)
  Other operations include Cerro Casale, acquired as part of the Bema transaction on February 27, 2007.
  (e)
  Includes Corporate, shutdown operations and other non-core operations. Also includes $297.3 and $436.8 million in cash and cash equivalents held at the corporate level as at June 30, 2008 and December 31, 2007, respectively.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales				Property, plant & equipment
	Three months ended June 30,		Six months ended June 30,
					June 30, 2008	December 31, 2007
	2008	2007	2008	2007
Geographic information:
United States	$129.9	$117.1	$256.1	$219.6	$615.2	$523.0
Canada(a)	—	38.9	—	71.6	7.6	22.4
Brazil	66.6	41.8	124.5	88.0	942.9	782.4
Chile	86.9	79.3	217.9	135.2	1,009.7	930.4
Russian Federation	15.3	13.0	30.4	21.4	972.5	1,218.1

Total	$298.7	$290.1	$628.9	$535.8	$3,547.9	$3,476.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(in millions of United States dollars)

11.  SEGMENTED INFORMATION (Continued)

  The following table represents sales to individual customers exceeding 10% of metal sales:

	Metal Sales
	Three months ended June 30,		Six months ended June 30,
Rank	2008	2007	2008	2007
1	$74.9	$50.7	$180.3	$115.6
2	59.5	46.3	104.7	100.9
3	43.9	43.5	100.7	69.3
4	43.5	36.7	71.9	61.8
5	—	32.7	64.7

Total	$221.8	$209.9	$522.3	$347.6

% of total metal sales	74.3%	72.4%	83.0%	64.9%

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

12.  CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Kettle River — Buckhorn permitting and approvals

  In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired in the Crown transaction in August 2006. All permits and approvals that are required to complete development and initiate commercial mining operations at the Buckhorn property have been received. Certain opponents of the mine appealed certain permits and approvals in 2006 and 2007. The deadline for filing additional appeals has passed. In April of 2008, the Company reached a settlement agreement pursuant to which all appeals pending before the Washington Environmental and Land Use Hearings Board and the United States Federal District Court for the Eastern District of Washington have been dismissed.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

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Management's Discussion and Analysis for the three and six months ended June 30, 2008
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, (in millions of United States dollars)